                                             FILED BY CORVAS INTERNATIONAL, INC.
                                Filed Pursuant to Rule 425 promulgated under the
                Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated Under the Securities Exchange Act of 1934, as amended.


                                     Subject Company: Corvas International, Inc.
                                                    Commission File No.: 0-19732


                          [CORVAS INTERNATIONAL LOGO]


Corvas Contact:
---------------
Stephen Keane
Vice President, Corporate Development
(858) 455-9800
Stephen_keane@corvas.com


                CORVAS STOCKHOLDERS APPROVE MERGER WITH DENDREON


SAN DIEGO, CA - JULY 28, 2003 - Corvas International (Nasdaq:CVAS) today announced that its stockholders approved the proposed merger with Dendreon Corporation. A majority of the outstanding shares of Corvas common stock was voted in favor of the merger agreement. Votes in favor of the merger represented greater than 90% of the votes cast. The transaction is expected to close promptly following approval by Dendreon stockholders at tomorrow's annual meeting of Dendreon stockholders.

Under the terms of the agreement first announced on February 25, 2003, each share of Corvas common stock will be exchanged for a fixed ratio of 0.45 shares of Dendreon common stock in a tax-free reorganization.

Corvas International, Inc. is a biopharmaceutical company focused on the development of new biotherapeutics that address large medical markets, including cancer and cardiovascular disease. rNAPc2, Corvas' cardiovascular drug candidate currently in Phase II clinical trials, is a novel anticoagulant intended for the treatment of people affected by acute coronary syndromes, which include unstable angina and non-ST-segment elevation myocardial infarction. Corvas' cancer research programs are focused on the development of new biotherapies, including monoclonal antibodies and synthetic prodrugs, that target serine proteases associated with the growth and spread of cancerous tumors.

                                              CORVAS STOCKHOLDERS APPROVE MERGER

Additional Information About the Combination and Where to Find It

Dendreon and Corvas have filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-4, which contains a joint proxy statement/prospectus with respect to the combination and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE COMBINATION. The joint proxy statement/prospectus and other relevant materials, and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov .

In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego, CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the combination. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the preliminary joint proxy statement/prospectus. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in Corvas' Annual Report on Form 10-K, which was filed with the SEC on March 14, 2003. Certain directors and executive officers of Corvas may have direct or indirect interests in the combination due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the combination. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the combination is contained in the joint proxy statement/prospectus.

Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials, and any other documents filed with the SEC by Dendreon and Corvas, before making any voting or investment decision with respect to the combination.

Forward-looking statements

Except for historical information contained herein, this news release contains forward-looking statements, including statements about future performance, the clinical and preclinical pipeline and financial resources of the combined company, and Dendreon's anticipated acquisition of Corvas. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

                                              CORVAS STOCKHOLDERS APPROVE MERGER

Statements of expected synergies, benefits, and execution of integration of the combined companies and potential products are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of these products including the potential cancer and cardiovascular products, may not proceed as planned; risks associated with completing ongoing clinical trials, including the rNAPc2 clinical trial for the treatment of patients with unstable angina and non-ST-segment elevation myocardial infarction; the risk that the results of one clinical trial will not be repeated in another clinical trial; the risk that results in preclinical studies including but not limited to studies in our oncology program, may not be confirmed in clinical trials or that other preclinical studies will reveal adverse characteristics that preclude further development of a preclinical product candidate; the risk that the results of a clinical trial, will not support applying for or approval of a biologics license by the FDA; the acquisition of Corvas by Dendreon does not close; that Corvas and Dendreon have forgone opportunities while the transition is pending; that prior to the closing of the proposed acquisition, the businesses of the companies, including the retention of key employees, suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; risks related to Dendreon's limited operating history; the risk that the companies may not secure or maintain relationships with collaborators; dependence on intellectual property by Corvas and Dendreon; and other risks and uncertainties that are described in the reports filed by Dendreon and Corvas with the SEC. Further information on the risks and uncertainties that could affect the companies' business, financial condition and results of operations are contained in their respective filings with the SEC, which are available at www.sec.gov .

For further information please contact Stephen F. Keane, Vice President, Corporate Development of Corvas International, +1-858-455-9800.


                                       ##



                                  Page 3 of 3